UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Commission File Number 001-34919
SUMITOMO MITSUI FINANCIAL GROUP, INC.
(Translation of registrant’s name into English)
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):		☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):		☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
	Yes	☐	No	☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-_________

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.
By:	/s/ Koichi Miyata
	Name:	Koichi Miyata
	Title:	Director and Senior Managing Executive Officer

Date:      October 27, 2010

October 27, 2010
To whom it may concern
Sumitomo Mitsui Financial Group, Inc.
Announcement Regarding Establishment of American Depositary Receipt (“ADR”) Program and Listing of
ADRs on the New York Stock Exchange
Sumitomo Mitsui Financial Group, Inc., (SMFG, President: Teisuke Kitayama) hereby announces that we are listing our ADRs on the New York Stock Exchange (“NYSE”) on November 1, 2010 (Eastern Daylight Time), with the necessary regulatory and other authorizations. The ADRs will be issued under the sponsored ADR(1) program described below.
The purposes of listing on the NYSE are: to further increase the transparency of our financial statements; to increase investor convenience; to broaden our capital raising sources; and, in doing so, accelerate the development of our business as a global player.
The listing is not accompanied by an offering of new shares.
A copy of the registration statement on Form 20-F that we filed with the U.S. Securities and Exchange Commission (“SEC”) can be viewed and obtained on our website (http://www.smfg.co.jp/english/) or on EDGAR, the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

(1) Type of ADR Program	: Sponsored Program
(2) Planned Listing Date	: November 1, 2010 (Eastern Daylight Time)
(3) Conversion Ratio	: 1 ADR=0.2 common share
(4) U.S. Security Code (CUSIP)	: 86562M209
(5) Ticker Symbol	: SMFG
(6) Depositary Bank	: Citibank, N.A.
(7) Local custodian bank	: Sumitomo Mitsui Banking Corporation
(1) Sponsored ADRs
ADRs are securities issued by a depositary bank representing shares of stock of non-U.S. companies for the purpose of trading in the U.S. market in place of this stock. ADRs are registered with the SEC and are traded, settled and held in custody in substantially the same manner as shares of stock of U.S. companies. For sponsored ADR programs, the company issuing the underlying stock enters into a deposit agreement with a specific depositary bank to clarify the rights and obligations of the issuer, the depositary bank and the investors. ADRs are then issued by the depositary bank pursuant to the deposit agreement. In contrast, unsponsored ADRs are issued by a depositary bank based on the request of investors without any involvement of the company issuing the underlying stock. Until today, our ADRs have been traded in the U.S. market as unsponsored ADRs.